FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION CONTACT:                              Christopher Hocker
                                                              (203) 425-8864


    CHI Outlines Current Business Strategy and Makes Restructuring Proposal


         Stamford, Conn., March 20, 1997 -- Consolidated Hydro, Inc. ("CHI" or the "Company"), at a meeting held today with certain holders of CHI's 12% Senior Discount Notes, outlined its current business strategy and made a proposal to restructure its outstanding debt and equity.

         As the Company has previously reported, while it has no immediate liquidity problems, CHI currently anticipates that it will likely be unable to make cash dividends when they become payable on the Company's 13 1/2 % Cumulative Redeemable Exchangeable Preferred Stock (the "Series H Preferred Stock"), or pay cash interest when it becomes payable on the Company's 12% Senior Discount Notes. The Company informed the noteholders attending the meeting that its financial situation had made it extremely difficult for CHI to pursue necessary and new strategic initiatives, particularly those related to the Company's industrial infrastructure business. The Company believes that it is imperative that the proposed restructuring be consummated as soon as practicable so that it may establish itself as a meaningful participant in the industrial infrastructure business and thereby maximize the value of CHI for all parties in interest.

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         Under the terms of the proposed restructuring, holders of the Company's
12% Senior Discount Notes would receive (i) 87.5% of the New Common Equity of
CHI (subject to dilution from Management Options and New Warrants) and (ii) up to $10 million of cash in exchange for their accreted claim plus accrued interest. Holders of the Company's Series F 8% Senior Convertible Preferred Stock, Series H Preferred Stock and Series G 9.85% Junior Convertible Preferred Stock collectively, would receive (i) 12.5% of the New Common Equity (subject to dilution from Management Options and the New Warrants) and (ii) New Warrants equal to 15% of the New Common Equity (subject to dilution from Management Options). In addition, all of the Company's existing Common Stock, Options and Warrants would be extinguished and a Management Incentive Option Program for up to 10% of the New Common Equity would be established.

         As part of the restructuring proposal, the Company anticipates the need to obtain a working capital facility which will allow the Company to access letters of credit of up to $35 million and to provide up to $10 million of seasonal working capital. The proposed restructuring is not anticipated to impair any of the Company's existing project financing agreements.

         The Company expects to meet with holders of the Company's Senior Discount Notes and Preferred Stock, in the coming weeks in an effort to gain consensus for and to im-


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plement the proposed restructuring. There can be no assurance that the proposed restructuring will be consummated.

         CHI is a leading non-utility owner and operator of hydroelectric power plants, with a portfolio of approximately 350 MW in the U.S. and Canada. In addition, CHI develops energy and related infrastructure facilities for industrial customers.